Next Bridge Hydrocarbons, Inc.

Schedules to SEC Response Letter

Re:	Next Bridge Hydrocarbons, Inc.
Form 10-K for the Fiscal Year ended December 31, 2023
Filed July 17, 2024
File No. 000-56648

October 1, 2024

Please note below are excerpts of the proposed changes to the Annual Report and the Quarterly Reports on Form 10-Q for the quarter ended March 31, 2024 and June 30, 2024, respectively. The proposed amendments are reflected in dark blue font for insertions, and red, stricken font for ~~deletions~~.

Schedule 1

Proposed Amendment to the Explanatory Note Included in the Annual Report

EXPLANATORY NOTE

This Annual Report on Form 10-K (this “Form 10-K”) of Next Bridge Hydrocarbons, Inc. (the “Company,” “we,” “our,” or “us”) for the year ended December 31, 2023, includes consolidated comparative financial statements and disclosures for the year ended December 31, 2022 which have been restated from the Form 10-K previously filed for the year ended December 31, 2022 with the Securities and Exchange Commission (the “SEC”) on March 31, 2023 (the “2022 Original Filing”).

Reference Note 12 in the accompanying Notes to Financial Statements for detailed disclosure of items amended by this restatement.

Items Amended in this Filing

This Form 10-K amends and restates the 2022 Original Filing and the Amendment No. 1 to present restated fiscal year 2022 consolidated financial statements and related disclosures arising from an impairment analysis during the 2023 audit and the related reaudit of the Company’s fiscal year 2022 financial statements.

The Company determined that it was in the best interest of the Company to prepare restated financial statements for the fiscal year ended December 31, 2022. The Company and its management determined that, based on the applicable GAAP standards for extractive activities, there was a triggering event with respect to the uncertainty of the mineral lease renewal and, since the mineral lease and the oil and natural gas properties subject thereto have always been identified as “unevaluated property” since the 2022 fiscal year and for all subsequent periods, the Company reasonably determined that such assets should have been fully impaired for the 2022 fiscal year and all subsequent periods.

~~For the year ended December 31, 2023, m~~Management applied accounting procedures to examine the need for an impairment adjustment to the carrying value of its unevaluated oil and natural gas properties. A triggering event related to the potential expiration of the underlying mineral lease related to the Company’s Orogrande Project on December 31, 2024 was noted. Although negotiation discussions with the lessor are in progress, there was no assurance that the mineral lease would, in fact, be renewed before December 31, 2024. The conclusion reached was to impair 100% of the carrying value of the Company’s oil and natural gas assets as of December 31, 2023. ~~The new auditing firm recommends that this higher impairment is more in line with the standard practices within the oil and gas exploration industry during periods in which lease renewals are pending and subject to renewal.~~ The Company’s management determined that full impairment is in line with the standard practices within the oil and gas exploration industry for periods in which the term of the lease is uncertain and subject to renewal.

Given the combined auditing engagement for 2022 with the audit for 2023, the Company recorded an impairment adjustment as of December 31, 2022 and at December 31, 2023.

Except for the changes relating to this impairment adjustment for 2022 and changes relating to certain accounts payable information, no other changes have been made to the consolidated financial statements for the year ended December 31, 2022. Reference Note 12 to the consolidated financial statements.

References to our website throughout this Form 10-K are provided for convenience only and the content on our website does not constitute a part of, and shall not be deemed incorporated by reference into, this filing

Schedule 2

Proposed Amendment to the Disclosures of the
Annual Report on F-8

Oil and natural gas properties – The Company uses the full cost method of accounting for exploration and development activities as defined by the SEC. Under this method of accounting, the costs of unsuccessful, as well as successful, exploration and development activities are capitalized as properties and equipment. This includes any internal costs that are directly related to property acquisition, exploration and development activities but does not include any costs related to production, general corporate overhead or similar activities.

Oil and natural gas properties include costs that are excluded from costs being depleted or amortized. Oil and natural gas property costs excluded represent investments in unevaluated properties and include non-producing leasehold, geological, and geophysical costs associated with leasehold or drilling interests and exploration drilling costs. The Company allocates a portion of its acquisition costs to unevaluated properties based on relative value. Costs are transferred to the full cost pool as the properties are evaluated over the life of the reservoir.

Unevaluated properties are reviewed for impairment at least quarterly and are determined through an evaluation considering, among other factors, seismic data, requirements to relinquish acreage, drilling results, remaining time in the commitment period, remaining capital plan, and political, economic, and market conditions.

The Company recorded an impairment expense of $27,167,415 to the cost of unevaluated properties for the year ended December 31, 2023, and $80,743,014 for the year ended December 31, 2022.

The principal factor in the impairment analysis at each quarter end was consideration of previous analysis that resulted in impairment adjustments in prior periods. Impairment analysis on December 31, 2022, resulted in impairing 100% of the capitalized costs of the Orogrande Project. The principal issue (Triggering Event) then was the approaching expiration of the underlying mineral lease on December 31, 2024.

Although other factors were considered, if there were no substantive changes in the status of the lease renewal at the end of each respective quarter, the 100% impairment adjustments would continue being consistent with prior period treatment. The uncertainty of the lease renewal continued through the first three quarters of 2023.

The Company is consistently continuing development activity and arranging availability of capital for ongoing drilling of test wells to further expand and affirm the base of geoscience that has been gathered historically that serves to derisk the leased acreage value.

Negotiations with Lessor are actively ongoing in 2024 to secure renewal of the mineral leases; however, the Company makes no assurances that the renewal will be obtained prior to expiration. Capital formation to perform the 2024 drilling requirements in compliance with lease provisions has been secured.

Gains and losses, if any, on the sale of oil and natural gas properties are not generally reflected in income unless the gain or loss would significantly alter the relationship between capitalized costs and proved reserves. Sales of less than 100% of the Company’s interest in the oil and natural gas property are treated as a reduction of the capital cost of the field, with no gain or loss recognized, as long as doing so does not significantly affect the unit-of-production depletion rate. Costs of retired equipment, net of salvage value, are usually charged to accumulated depreciation.

Capitalized interest – The Company capitalizes interest on unevaluated properties during the periods in which they are excluded from costs being depleted or amortized. During the year ended December 31, 2023, the Company capitalized $2,498,184 of interest on unevaluated properties. Capitalized interest for the year ended December 31, 2022, was $1,363,538.

Depreciation, depletion, and amortization – The depreciable base for oil and natural gas properties includes the sum of all capitalized costs net of accumulated depreciation, depletion, and amortization (“DD&A”), estimated future development costs and asset retirement costs not included in oil and natural gas properties, less costs excluded from amortization. The depreciable base of oil and natural gas properties is amortized on a unit-of-production method.

Ceiling test – Future production volumes from oil and natural gas properties are a significant factor in determining the full cost ceiling limitation of capitalized costs. Under the full cost method of accounting, the Company is required to periodically perform a “ceiling test” that determines a limit on the book value of oil and natural gas properties. If the net capitalized cost of proved oil and natural gas properties, net of related deferred income taxes, plus the cost of unproved oil and natural gas properties, exceeds the present value of estimated future net cash flows discounted at 10 percent, net of related realizable tax affects, plus the cost of unproved oil and natural gas properties, the excess is charged to expense and reflected as additional accumulated DD&A.

The ceiling test calculation uses a commodity price assumption which is based on the unweighted arithmetic average of the price on the first day of each month for each month within the prior 12-month period and excludes future cash outflows related to estimated abandonment costs.

The determination of oil and natural gas reserves is a subjective process, and the accuracy of any reserve estimate depends on the quality of available data and the application of engineering and geological interpretation and judgment. Estimates of economically recoverable reserves and future net cash flows depend on a number of variable factors and assumptions that are difficult to predict and may vary considerably from actual results. In particular, reserve estimates for wells with limited or no production history are less reliable than those based on actual production. Subsequent re-evaluation of reserves and cost estimates related to future development of proved oil and natural gas reserves could result in significant revisions to proved reserves. Other issues, such as changes in regulatory requirements, technological advances, and other factors which are difficult to predict could also affect estimates of proved reserves in the future.

Asset retirement obligations – The fair value of a liability for an asset’s retirement obligation (“ARO”) is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, with the corresponding charge capitalized as part of the carrying amount of the related long-lived asset. The liability is accreted to its then-present value each subsequent period, and the capitalized cost is depleted over the useful life of the related asset. Abandonment costs incurred are recorded as a reduction of the ARO liability.

Schedule 3

Proposed Amendment to the Disclosures Regarding the “bonus arrangement”
to be Reflected on the Annual Report
and
Quarterly Report on Form 10-Q for Q1 of 2024

Louisiana Projects

In March 2024, we entered into and closed a Contribution Agreement with Wildcat Partners SPV, LLC, a Delaware limited liability company (“Wildcat”), under which Wildcat transferred to us 100% of the issued and outstanding membership interests in each of (a) Wildcat Cowboy, LLC, a Texas limited liability company (“Cowboy”), (b) Wildcat Packer, LLC, a Texas limited liability company (“Packer”), (c) Wildcat Panther, LLC, a Texas limited liability company (“Panther”) and (d) Wildcat Valentine, LLC, a Texas limited liability company (“Valentine”). As consideration, we issued 2,500,000 shares of our common stock, under the terms and conditions of the Contribution Agreement.

Since assets in only two of the four limited liability companies that were acquired were included in the Participation Agreements for subsequent sales (see below) that followed soon after closing the acquisition, a valuation of common shares issued in the acquisition was conducted to arrive at the basis the assets acquired. An independent valuation was obtained which concluded the fair value per common share was $.18 at the date of the acquisition for total consideration of the 2,500,000 shares valued at $450,000. The Company allocated the $450,000 valuation to the assets sold in the amount of $351,000. Additional basis in assets sold of $171,641 was recorded to acknowledge lease rental cost previously paid by MPC, for a total basis in assets sold of $522,641.

MPC previously owned and sold to Wildcat the underlying oil and gas prospects owned by Cowboy, Packer, Panther and Valentine. MPC always retained a 25% back-in after payout and various overriding royalty interests in the prospects owned by Cowboy, Packer, Panther and Valentine, but MPC agreed to waive its 25% back-in after payout but retain its overriding royalty interests in all such prospects in an effort to facilitate the transactions described below, including the sale of the leases owned by Valentine, including a leasehold estates in approximately 3,878.90 gross acres and 3,626.25 net acres of land situated in Lafourche Parish, Louisiana (the “Valentine Leases”), and the leases owned by Panther, including leasehold estates in approximately 618 gross acres and 618 net acres of land situated in Acadia Parish, Louisiana (the “Panther Leases”), the leases owned by Packer, including leasehold estates in approximately 4,349 gross acres and 4,349 net acres of land situated in Acadia and Lafourche Parish, Louisiana (the “Packer Leases”), the leases owned by Cowboy, including leasehold estates in approximately 835 gross acres and 835 net acres of land situated in Acadia Parish, Louisiana (the “Cowboy Leases”).

Concurrent with the closing of the above transactions with Wildcat, we entered into and closed a Participation Agreement with Magnetar Exploration, L.P. (“Magnetar”), an unrelated developer of oil and gas properties for the sale of certain leasehold rights owned by two of the four limited liability companies.

~~Concurrent with the closing of the above transactions with Wildcat, we entered into and closed a~~ The Participation Agreement with Magnetar ~~an unrelated developer of oil and gas properties (“Magnetar”)~~ under which we sold a 100% working interest, entitled to not less than a 75% net revenue interest, in and to the Valentine Leases, along with a 100% right, title and interest in all contracts affecting the Valentine Leases, all under the terms and conditions of such Participation Agreement, including the following consideration: (a) Magnetar paid $964,448 from which we ~~are~~ were required to pay costs of sale including a prospect fee to ORX Exploration ~~bonuses~~ of $240,000 and $60,000 to Zebrowski Consulting for consulting services related to the transaction, ~~to consultants~~ resulting in net proceeds to us of $664,448 and additional rights were sold for net proceeds of $47,779; (b) Magnetar agrees to pay all delay rentals pertaining to the Valentine Leases which accrue during calendar year 2024 and during the months of January through August of 2025, provided, however, that if the initial test well is commenced at any time prior to the end of August, 2025, Magnetar’s obligation to bear delay rental expenses thereafter will be deemed terminated, and the obligation for the payment of subsequent delay rentals shall be governed by the subject operating agreement; (c) in the event Magnetar has not commenced actual drilling operations on lands covered by the Valentine Leases on or prior August 31, 2025, then ~~Developer~~Magnetar shall have the option to continue paying rentals or extending the leases within the Area of Mutual Interest (the “AMI”) until December 31, 2026; (d) we will have the option to participate for up to a 1/3 working interest in the initial test well to be undertaken by Magnetar on lands covered by the Valentine Leases, with this right to extend to subsequent wells to be undertaken by Magnetar, subject to the further provisions regarding operations; and (e) at least three working days prior to its spudding the initial test well, Magnetar will pay to us a spud fee of $600,000 of which $360,000 of the cost thereof will be shared with consultants leaving us with $240,000.

Also concurrent with the closing of the above transactions with Wildcat, we also entered into and closed a Participation Agreement with Magnetar under which we sold to ~~Developer~~Magnetar a 100% working interest, entitled to not less than a 75% net revenue interest, in and to the Panther Leases covering approximately 618 gross acres of land situated within the AMI provided therein, along with a 100% right, title and interest in all contracts affecting the Panther Leases, for the following consideration: (a) Magnetar paid $428,918.05 to us and $70,081.95 to MPC for delay rentals paid by it; (b) Magnetar agrees to reimburse McCabe for its payment of delay rentals to sustain certain of the Panther Leases coming due in March and April 2024 in the amount of $70,081.98; (c) Magnetar agrees to pay all delay rentals pertaining to the Panther Leases which accrue during calendar year 2024, shown to be $23,888.90; (d) in the event Magnetar is unable to commence actual drilling operations on lands covered by the Subject Panther Leases on or prior February 1, 2025, then Magnetar shall have the option to extend or take new leases on any of the Panther Leases that would expire during the following 12 calendar months; (e) we will have the option to participate up to a 1/3 working interest in the initial test well to be undertaken by Magnetar on lands covered by the Panther Leases, with this right to extend to subsequent wells to be undertaken by Magnetar, subject to the further provisions regarding operations; (f) prior to its spudding the initial test well, Magnetar will pay to us a spud fee equal to $100,000 of which $20,000 will be shared with a consultant.

The company recorded a Gain on the Sale of properties from the Wildcat acquisition of $618,501 as of March 31, 2024 – proceeds from sales totaling $1,141,142 less the Company’s basis in assets sold of $522,641.

Schedule 4

Proposed Amendment to the Quarterly Report on Form 10-Q for Q2 of 2024

NEXT BRIDGE HYDROCARBONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

		Restated
	Six	Six
	Months Ended	Months Ended
	June 30, 2024	June 30, 2023
Cash Flows Used in Operating Activities
Net loss	$(1,821,763)	$(30,539,714)
Adjustments to reconcile net loss to net cash from operations:
Gain on sale of property interests	(618,504)	-
Accretion expense	11,188	11,936
Expense related to stock based compensation	108,000	1,225,800
Imputed interest on note payable	12,500	-
Impairment loss	1,457,961	25,008,677
Change in:
Accounts receivable	32,203	-
Prepayments - development costs	(81,279)	150,000
Prepaid expenses	(24,665)	25,652
Asset Retirement Obligation applied to plug and abandon expense	(26,670)	-
Accounts payable and accrued expenses	(3,382,288)	(3,660,998)
Net cash used in operating activities	(4,333,317)	(7,778,647)

Cash Flows Used in Investing Activities
Proceeds from sale of assets	1,141,142	-
Investment in oil and natural gas properties	(31,769)	(7,853,902)
Net cash used in investing activities	1,109,373~~(31,769~~ )	(7,853,902)

Cash Flows From Financing Activities
Proceeds from notes payable, related party	1,000,000	17,000,000
Proceeds from promissory note	2,000,000	-
Payments on promissory notes	-	(1,000,000)
Payments on accrued interest	-	(199,345)
~~Proceeds from sale of assets~~	~~1,141,142~~	-
Prepayments, working interest owners	(311,281)	-
Net cash provided from financing activities	~~3,829,861~~2,688,719	15,800,655

Net increase (decrease) in cash	(535,225)	168,106

Cash - beginning of period	1,668,847	569,298
Cash - end of period	$1,133,622	$737,404

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$199,345
Cash paid for income tax	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Addition to note payable to reimburse lease payments	$278,054	$-
Common stock issued in property acquisition	$450,000	$-
Common stock issued for working interest	$-	$15,838,072
Capitalized Interest	$1,438,571	$1,139,183

The accompanying notes are an integral part of these condensed consolidated financial statements.

Schedule 5

Proposed Amendment to Item 9A of the Annual Report on F-22

Item 9A.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, and summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report on Form 10-K was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. For the year 2023 and the restated 2022 disclosures included in this filing, acknowledgement was given to the impact of the matter whereunder the Company’s previous auditor was sanctioned by the SEC which, in turn, resulted in the need to reaudit 2022. The extensive amount of additional work and time required resulted in non-timely filing. Reference Explanatory Note and disclosures in Note 12 to the financial statements. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (a) ~~are~~ were not effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is timely recorded, processed, summarized and reported and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Schedule 6

Proposed Amendment to Item 14 of the Annual Report of Form 10-K

Item 14.	Principal Accountant Fees and Services

The fees billed to us for the years ended December 31, 2023 and 2022 by our independent registered public accounting firm, ~~BF Borgers, CPA,~~  M&K CPAS, PLLC, are set forth below:

Year Ended December 31(5)
	2023	2022
		Successor Period	Predecessor Period
		December 15, 2022 through December 31, 2022	January 1, 2022 through December 14, 2022
Audit Fees(1)	$70,250~~165,000~~	$89,300~~110,000~~	-
Audit Related Fees(2)	-~~247,500~~	-	-~~178,750~~
Tax Fees(3)	-	-	~~-~~
All Other Fees(4)	24,500~~330,000~~	~~18,092~~	-~~51,534~~

Total Fees	$94,750~~742,500~~	$89,300~~128,092~~	-~~230,284~~

(1)	Audit fees represents the aggregate fees billed to us by ~~BF~~M&K CPAS, PLLC, of Woodlands, Texas (billed in 2024 following their engagement in February 2024) ~~Borgers, CPA~~ for professional services rendered for the audit of our financial statements for the year ended December 31, 2022 and 2023, as restated.

(2)	Audit-related fees represent fees billed for services rendered ~~during~~ with respect to the fiscal years for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, as restated, and are not reported under “Audit Fees”.

(3)	Tax fees consist of fees billed for professional services relating to tax compliance, tax planning and tax advice.

(4)	All other 2023 fees consist of fees billed for ~~all other services~~ consents and a comfort letter related to our registration statement on Form S-1 filed with the SEC on August 28, 2024.

(5)

The information presented in this table excludes the audit fees and audit-related fees billed for services rendered by our previous accounting firm prior to the restatement of financial statements for the years ended December 31, 2022 and 2023, which are presented below:

	Year Ended December 31
	2023	2022
		Successor Period	Predecessor Period
		December 15, 2022 through December 31, 2022	January 1, 2022 through December 14, 2022
Audit Fees(a)	$165,000	$110,000	$-
Audit-Related Fees(b)	247,500	-	178,750
Tax Fees(c)	-	-	-
All Other Fees(d)	330,000	18,092	51,534

Total Fees	$742,500	$128,092	$230,284

(a)	Audit fees represent the aggregate fees billed to us by BF Borgers, CPA for professional services rendered for the audit of our financial statements for the year ended December 31, 2022 and 2023, prior to the restatement.

(b)	Audit-related fees represent fees billed for services rendered during the fiscal years for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, prior to the restatement, and are not reported under “Audit Fees”.

(c)	Tax fees consist of fees billed for professional services relating to tax compliance, tax planning and tax advice.

(d)	All other 2023 fees consist of fees billed for previously delivered consents in connection with certain registration statements of the Company filed with the SEC.

Pre-Approval of Audit and Non-Audit Services

The Audit Committee’s policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit related services, tax services and other services. Pre-approval is detailed as to the particular service or category of service and is subject to a specific engagement authorization. The Audit Committee requires the independent registered public accounting firm and management to report on the actual fees charged for each category of service at Audit Committee meetings throughout the year.

During the year, circumstances may arise when it becomes necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval authority from the chairman of the Audit Committee, who must report on such approvals at the next scheduled Audit Committee meeting. All 2023 audit and non-audit services provided by the independent registered public accounting firm were pre-approved by the Audit Committee.